Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered sales growth (cc), significant margin expansion (cc) and strong innovation in Q11; now with a more focused portfolio

•	Continuing operations1 saw sales, core2 operating income and core EPS grow (cc2) in Q1
o	Net sales were USD 11.9 billion (-7%, +3% cc)2
o	Operating income was USD 2.8 billion (-1%, +15% cc)
o	Core operating income (-4%, +9% cc) grew faster than sales (cc), resulting in core margin of 30.6%
o	Core EPS was USD 1.33 (-1%, +11% cc)
o	Further strengthening of USD impacted sales by -10% and core operating income by -13%
o	Free cash flow2 increased 27% to USD 1.5 billion

•	For total Group, Q1 divestments resulted in exceptional operating income gains totaling USD 12.8 billion and net income gains of USD 10.8 billion

•	Strong progress on innovation continued in Q1
o	Three approvals in Oncology: Jakavi in polycythemia vera (EU), Farydak in multiple myeloma (US) and Jadenu for chronic iron overload (US)
o	LCZ696 granted FDA priority review and CHMP accelerated assessment in heart failure
o	Positive trials on Cosentyx in psoriasis showing superiority to Stelara®, sustained two-year efficacy
o	Sandoz received FDA approval for first biosimilar Zarxio and in April for first substitutable generic version of Copaxone® 20mg one-time-daily injection, Glatopa

•	Portfolio rejuvenation continued in Q1, reinforcing growth prospects for continuing operations
o	Growth Products3 grew 15% (USD) to USD 3.7 billion, or 31% of net sales
o	Strong performance in Emerging Growth Markets3 (+12% cc)

•	Continued progress in transforming portfolio and increasing productivity
o	Transactions with GSK and Lilly closed on March 2 and January 1, respectively; divestment of influenza Vaccines business to CSL expected to be completed in H2 2015
o	For continuing operations, core margin improved (+1.7 percentage points cc) mainly due to ongoing productivity initiatives

•	Outlook 2015 for continuing operations confirmed
o	Net sales expected to grow mid-single digit (cc); core operating income expected to grow ahead of sales at a high-single digit rate (cc)

Key figures	Continuing operations1				Total Group1
	Q1 2015	Q1 2014	% change		Q1 2015	Q1 2014
	USD m	USD m	USD	cc	USD m	USD m
Net sales	11 935	12 767	-7	3	12 483	14 022
Operating income	2 785	2 815	-1	15	15 407	3 489
Net income	2 306	2 454	-6	9	13 005	2 968
EPS (USD)	0.96	0.99	-3	12	5.40	1.21
Free cash flow	1 465	1 152	27		1 226	765
Core
Operating income	3 651	3 800	-4	9	3 549	3 657
Net income	3 199	3 333	-4	8	3 116	3 212
EPS (USD)	1.33	1.35	-1	11	1.29	1.31

1 Refers to continuing operations. Continuing operations are defined on page 34 of the Condensed Interim Financial Report. Total Group results include exceptional divestment gains and other operational results of discontinued operations. See page 4.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 42 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
3 Growth Products are defined on page 2 and Emerging Growth Markets on page 6.

Basel, April 23, 2015 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Our focus on execution has resulted in a strong operational performance. We have completed the GSK and Lilly transactions and innovation continues to be strong. We had three approvals in Oncology, FDA priority review for LCZ696, Zarxio became the first biosimilar approved under the new pathway in the US and we launched Cosentyx globally. We are on track to deliver our full-year guidance.”

GROUP REVIEW

On March 2, 2015, Novartis announced that it completed a series of transactions with GlaxoSmithKline plc (GSK). These comprise the acquisition of certain oncology products and right of first negotiation1 to the pipeline compounds from GSK, the creation of a world-leading consumer healthcare business through a joint venture combining the two companies' consumer divisions, and the divestment of the Novartis non-influenza Vaccines business to GSK. The transactions were part of the Novartis portfolio transformation announced on April 22, 2014 to focus the company on three leading businesses, and follow the divestment of Animal Health to Eli Lilly and Company (Lilly) completed on January 1, 2015.

In order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data for the current and prior years into “continuing” and “discontinued” operations. See page 34 of the Condensed Interim Financial Report for full explanation.2

First quarter

The commentary below focuses on continuing operations, which include the businesses of Pharmaceuticals, Alcon and Sandoz, and starting on March 2 the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK consumer healthcare joint venture (the latter reported as part of income from associated companies). We also provide detail on total Group performance on page 4.

Continuing operations

Continuing operations net sales amounted to USD 11.9 billion (-7%, +3% cc) in the first quarter. Growth Products3 contributed USD 3.7 billion or 31% of net sales, up 15% (USD) over the prior-year quarter.

Continuing operations operating income was USD 2.8 billion (-1%, +15% cc). The strong leverage from productivity initiatives and lower restructuring charges were more than offset by a negative currency impact of 16 percentage points, primarily due to the strengthening of the US dollar against most currencies. Operating income margin increased to 23.3% of net sales, up 2.5 percentage points (cc) from the prior-year quarter. Currency had a negative impact of 1.2 percentage points, resulting in a net increase of 1.3 percentage points. The adjustments made to Group operating income to arrive at core operating income amounted to USD 0.9 billion (2014: USD 1.0 billion).

Core operating income was USD 3.7 billion (-4%, +9% cc). Core operating income margin in constant currencies increased 1.7 percentage points, mainly due to productivity gains across functional costs. Currency had a negative impact of 0.9 percentage points, resulting in a net increase of 0.8 percentage points to 30.6% of net sales.

Continuing operations net income was USD 2.3 billion (-6%, +9% cc), growing less than operating income mainly due to a lower contribution from associated companies, partly offset by lower financial expenses.

EPS was USD 0.96 (-3%, +12% cc), growing ahead of net income due to the lower number of average outstanding shares.

1 The right of first negotiation is over the co-development or commercialization of GSK’s current and future oncology R&D pipeline, excluding oncology vaccines.
2 Novartis remains fully committed to the influenza Vaccines business until it is sold to CSL. This business is reported within discontinued operations.
3 "Growth Products" are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2010 or later, or products with exclusivity in key markets until at least 2019 (except Sandoz, which includes only products launched in the last 24 months). This is a rolling definition, meaning that last year it was defined as products launched in a key market (EU, US, Japan) in 2009 or later, or products with exclusivity until at least 2018 in key markets (except Sandoz, which includes only products launched in the last 24 months).

Continuing operations core net income was USD 3.2 billion (-4%, +8% cc), in line with core operating income.

Core EPS was USD 1.33 (-1%, +11% cc), growing slightly ahead of core net income due to the lower number of average outstanding shares.

Free cash flow for the first quarter was USD 1.5 billion, an increase of USD 0.3 billion compared to the prior-year period. This was primarily due to hedging gains and lower net working capital, partially offset by a negative currency impact on operations.

Pharmaceuticals net sales reached USD 7.1 billion (-9%, +1% cc), with volume growth of 9 percentage points, including the new oncology assets acquired from GSK (sales of USD 0.2 billion in March), offset by the negative impact of generic competition (-8 percentage points), largely for Diovan monotherapy, Exforge and Vivelle-Dot in the US. Growth Products – which include Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, the COPD (chronic obstructive pulmonary disease) portfolio1 and Jakavi – generated USD 2.9 billion or 41% of division net sales. These products grew 25% (cc) over the same period last year.

Operating income increased 4% (+17% cc) to USD 2.3 billion, driven by operating performance, as well as exceptional divestment gains which included USD 135 million for Mono-Embolex and lower net restructuring charges of USD 50 million. Core operating income was USD 2.4 billion (-5%, +8% cc), generating core operating leverage from ongoing productivity initiatives. Core margin in constant currencies improved 2.4 percentage points; currency had a negative impact of 1.0 percentage points, resulting in a core margin of 33.9% of net sales.

Alcon net sales were USD 2.6 billion (-3%, +5% cc) in the first quarter, led by continued growth in the Surgical and Ophthalmic Pharmaceuticals franchises. The Surgical franchise (-3%, +6% cc) benefited from strong sales of the Centurion phacoemulsification cataract platform and disposables, as well as continued growth in US LenSx femtosecond cataract procedures. Sales of intraocular lenses were flat. Ophthalmic Pharmaceuticals sales (-2%, +6% cc) were driven by double-digit growth of Systane and fixed-dose glaucoma combination products. Vision Care performance (-5%, +3% cc) was driven by Dailies Total1, Dailies AquaComfort Plus and AirOptix Colors, partially offset by a decline in contact lens care solutions. Emerging Growth Markets delivered strong double-digit growth in constant currencies (+3%, +15% cc).

Operating income amounted to USD 353 million (-7%, +25% cc), driven by operating performance. Core operating income was USD 894 million (-3%, +10% cc), driven by higher sales and strong operating leverage as a result of productivity initiatives. Core operating income margin in constant currencies increased by 1.5 percentage points mainly from productivity initiatives, including the prioritization of development projects; currency had a negative impact of 1.6 percentage points, resulting in a net decrease of 0.1 percentage points to 34.9% of net sales.

Sandoz net sales were USD 2.2 billion (-3%, +9% cc) in the first quarter, as volume growth of 13 percentage points more than compensated for 4 percentage points of price erosion. US sales of retail generics and biosimilars were up 13% (cc), driven by continuing strong performance from recent launches and Fougera sales. Western Europe grew 6% (cc), supported by double-digit growth in Germany (+10% cc), while Central and Eastern Europe was up 7% (cc), benefitting from a strong flu season compared to the prior-year quarter. Higher levels of flu and seasonal infections, mainly across Europe, contributed approximately 2 percentage points of growth for the division. Asia (including Japan, +15% cc) and Latin America (+16% cc) also grew strongly. Sandoz continued to strengthen its leading global position in biosimilars (USD 122 million, +19% cc), with double-digit sales growth driven by its three in-market products.

Sandoz operating income amounted to USD 279 million (-1%, +9% cc). Core operating income increased 5% (+17% cc) to USD 406 million. Core operating income margin in constant currencies increased 1.2 percentage points; currency had a positive impact of 0.2 percentage points, resulting in a net increase of 1.4 percentage points to 18.1% of net sales.

1 The COPD portfolio includes Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler.

Discontinued operations

Operational results for discontinued operations in the first quarter of 2015 include a full quarter of results from the influenza Vaccines business, as well as results from the non-influenza Vaccines business and OTC until their disposal date on March 2, 2015. Operational results from the Animal Health business, which was divested on January 1, 2015, include only the divestment gain.

Net sales for the non-influenza Vaccines business and OTC up to March 2 amounted to USD 75 million and USD 455 million, respectively. Influenza Vaccines sales for the quarter amounted to USD 17 million, compared to USD 52 million in the prior-year period, due to the phasing of southern hemisphere seasonal flu shipments.

Operating income for discontinued operations includes preliminary exceptional pre-tax gains of USD 12.8 billion from the divestment of Animal Health (USD 4.6 billion) and from the transactions with GSK (USD 2.8 billion for the non-influenza Vaccines business and USD 5.9 billion arising from the contribution of Novartis OTC into the consumer healthcare joint venture). In addition, the GSK transactions resulted in approximately USD 0.5 billion of additional transaction-related expenses.

The remaining operating loss of USD 0.2 billion came from the operating performance of OTC and the non-influenza Vaccines business up to their disposal date, as well as a full quarter of the influenza Vaccines business.

Core operating loss in total amounted to USD 102 million for discontinued operations.

Total Group1

For the total Group, which includes discontinued operations (only two months of operational results from OTC and the non-influenza Vaccines business, three months of influenza Vaccines results and the divestment gain from Animal Health in the first quarter of 2015), net sales were USD 12.5 billion    (-11%, -1% cc). Operating income was USD 15.4 billion, mainly driven by exceptional gains from the portfolio transformation transactions. Core operating income was USD 3.5 billion, and core operating income margin in constant currencies improved 3.3 percentage points; currency had a negative impact of 1.0 percentage points, resulting in a net increase of 2.3 percentage points to 28.4% of net sales.

Free cash flow for the total Group amounted to USD 1.2 billion.

Executing on innovation, growth and productivity

A consistent focus on three core priorities – innovation, growth and productivity – guides every aspect of our long-term strategy. In the first quarter, we made significant progress in each of these areas.

Innovation: Strong momentum across the portfolio continued in the first quarter

The first quarter saw continued pipeline progress with positive regulatory decisions and significant clinical trial data released. Key developments are included below.

New approvals and positive opinions

•	Jakavi approved in EU for polycythemia vera
The EC approved Jakavi (ruxolitinib) for the treatment of adult patients with polycythemia vera, a rare and incurable blood cancer, who are resistant to or intolerant of hydroxyurea. Jakavi is the first targeted treatment approved in Europe for these patients.

•	Farydak approved by FDA for relapsed multiple myeloma patients
The FDA approved Farydak (panobinostat) in combination with bortezomib and dexamethasone for the treatment of multiple myeloma patients who have received at least two prior regimens, including bortezomib and an immunomodulatory agent. It was approved under the FDA’s accelerated approval program and is contingent upon further verification of clinical benefit in confirmatory trials.

1 Total Group results in Q1 2014 includes a full quarter of Consumer Health (both Animal Health and OTC) and Vaccines (both influenza and non-influenza businesses), which affects comparability with 2015.

•	Jadenu tablets approved by FDA for chronic iron overload
FDA approved Jadenu (deferasirox), a new formulation of Exjade, for the treatment of chronic iron overload. Jadenu is the only once-daily oral iron chelator that can be swallowed whole, simplifying treatment administration for patients.

•	CHMP recommended approval for Zykadia in ALK+ NSCLC
The CHMP adopted a positive opinion for Zykadia (ceritinib) to treat adult patients with anaplastic lymphoma kinase (ALK)-positive advanced non-small cell lung cancer (NSCLC) previously treated with crizotinib. If approved in the EU, Zykadia will be the first treatment option in Europe for these patients.

•	FDA approved Zarxio as first biosimilar under BPCIA pathway
The FDA approved Zarxio (filgrastim-sndz) for all indications included in the reference product's label. Sandoz is the first to receive approval of a biosimilar in the US through the new BPCIA biosimilars pathway.1

•	FDA approved Glatopa, first substitutable generic version of Copaxone® 20mg
In April, Sandoz received US approval of Glatopa, the first fully substitutable generic version of Teva’s Copaxone® (glatiramer acetate) 20 mg/ml one-time-daily injection for relapsing forms of multiple sclerosis therapy. Glatopa was developed in collaboration with Momenta.

•	Pazeo solution received FDA approval for ocular allergy itch relief
The FDA approved Pazeo (0.7% olopatadine hydrochloride ophthalmic solution) for the treatment of ocular itching associated with allergic conjunctivitis. Pazeo solution is dosed one drop daily, and was approved with efficacy data at 24 hours post dose.

Regulatory submissions and filings

•	LCZ696 granted FDA priority review and CHMP accelerated assessment
The FDA granted priority review designation to LCZ696 for the treatment of heart failure with reduced ejection fraction, based on the strength of results from the landmark PARADIGM-HF study. This reduces the total review time by four months, meaning the FDA could make a decision on approval in August 2015. The CHMP also granted accelerated assessment to LCZ696 in the EU, which allows CHMP to reach an opinion on the application by Day 150 of the review.

Results from important clinical trials and other highlights

•	Data on newly approved Cosentyx reinforced sustained efficacy, superiority to Stelara®
Two-year results for Cosentyx (secukinumab) demonstrated a strong and sustained efficacy with a favorable safety profile for the treatment of psoriasis. In addition, new data from the CLEAR study showed that Cosentyx is significantly superior to Stelara®. Cosentyx was approved to treat moderate-to-severe psoriasis in the US and EU in January.

•	Combination of Tafinlar and Mekinist shown to reduce risk of death in COMBI-d study
Overall survival results from the COMBI-d study demonstrated a statistically significant reduction in the risk of death for the combination of Tafinlar (dabrafenib) and Mekinist (trametinib) compared to dabrafenib monotherapy in patients with BRAF V600E/K mutation-positive metastatic melanoma. These data are expected to support full approval in the US, where the combination was already approved under the FDA’s accelerated approval program.

•	Jakavi data in polycythemia vera published in NEJM
The New England Journal of Medicine published results from the pivotal Phase III clinical trial demonstrating Jakavi (ruxolitinib) treatment resulted in durable hematocrit control, spleen size reduction and symptom relief for patients with uncontrolled polycythemia vera.

•	Alcon presented Phase II data on RTH258 in wet AMD
Alcon presented results from its second Phase II study of RTH258 in wet age-related macular degeneration (AMD) patients, and initiated a Phase III study of RTH258 in December 2014.

1 Pathway established under the Biologics Price Competition and Innovation Act (BPCIA).

•	Aduro Biotech alliance accelerates cancer immunotherapy efforts
Novartis announced that it entered into a major multiyear alliance with Aduro Biotech to discover and develop next generation cancer immunotherapies targeting the STING (Stimulator of Interferon Genes) pathway and launched a new immuno-oncology research group.

•	ACIP recommendation for Bexsero® triggered milestone payment from GSK
Bexsero® received a positive recommendation from the CDC's Advisory Committee on Immunization Practices (ACIP), triggering a USD 450 million milestone payment from GSK.

Growth: Strong commercial execution and global presence continued to drive growth

In the first quarter, key growth drivers – including Growth Products like Gilenya, Afinitor, Tasigna, Xolair and Jakavi, as well as biosimilars and Emerging Growth Markets – continued to demonstrate the strength of our portfolio across disease areas and geographies.

Growth Products

•
Growth Products, an indicator of the rejuvenation of the portfolio, contributed 31% of continuing operations net sales in the first quarter, and were up 15% (USD). In Pharmaceuticals, Growth Products contributed 41% of division net sales in the quarter, and sales for these products were up 25% (cc).

•
Gilenya (USD 638 million, +26% cc), our oral MS therapy, continued to show strong double-digit growth in the quarter across geographies in keeping with strong trends toward oral treatments with higher efficacy and away from more traditional injectable therapies.

•	Afinitor (USD 388 million, +18% cc) performance was driven by strong growth in the US, Japan and other markets around the world.

•	Tasigna (USD 372 million, +20% cc) continued to grow strongly in the US and other markets, driving growth in our CML franchise (which includes Gleevec/Glivec in addition to Tasigna).

•
Xolair (USD 180 million, +22% cc) continued to grow strongly globally, benefiting from indications in certain forms of allergic asthma, as well as for the treatment of chronic spontaneous urticaria (CSU)/chronic idiopathic urticaria (CIU) for patients whose hives are not controlled by antihistamines.

•
Jakavi (USD 90 million, +86% cc), an oral JAK inhibitor approved for patients with primary myelofibrosis, post- polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis, grew very strongly over the previous-year quarter.

•	Biosimilars (USD 122 million, +19% cc) continued to grow at a strong double-digit rate in the quarter, reinforcing Sandoz’ global leadership position.

Emerging Growth Markets

•
Continuing operations net sales in our Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew 12% (cc) in the first quarter. Growth was led by China (+24% cc) and Brazil (+12% cc).

Productivity: Continued focus on efficiency to improve margins

Ongoing productivity initiatives relate to procurement and resource allocation across the portfolio, as well as R&D, our manufacturing network and supporting infrastructure. Improving productivity and leveraging synergies across divisions will help us support margins.

•
Novartis Business Services (NBS), our shared services organization, was fully operational in the first quarter, with organizational structure and financial systems in place as of January 2015 and over 8,700 full-time-equivalent associates by the end of the first quarter. NBS is designed to enhance profitability by harmonizing high-quality services at better price across Novartis. Synergies generated by the organization are expected to improve margin over time.

•
The cost within the scope of NBS was stable from the prior year. Five strategic locations were selected for Global Service Centers. Moving from division-specific services to a cross divisional model, NBS is securing delivery of the majority of transactional services through the five Global Service Centers.

•	In the first quarter, we generated approximately USD 350 million in Procurement savings by leveraging our scale.

•
In addition, we continued to optimize our manufacturing footprint. In the first quarter of 2015, we announced two site closures: the OTC manufacturing site in Humacao, Puerto Rico, and our chemical production site in Resende (Brazil). Further, we finalized the divestment of the pharmaceutical manufacturing site in Taboão da Serra (Brazil) to União Química.

•
For the total Group, this brings the total number of production sites that have been, or are in the process of being, restructured, closed or divested to 26. Related to this initiative, the total Group has recorded exceptional charges of USD 48 million in the first quarter of 2015, bringing total exceptional charges to USD 746 million cumulatively since the program began in the fourth quarter of 2010. For continuing operations, the total number of production sites that have been, or are in the process of being, restructured, closed or divested is 20, the exceptional charges recorded in the first quarter amount to USD 45 million, and the exceptional charges recorded cumulatively since the program began amount to USD 620 million.

In total, our productivity initiatives generated gross savings that contributed approximately USD 650 million in the first quarter.

Quality: Continued focus on quality remediation

Novartis continues to reinforce the culture of quality at all levels of the organization. In the first quarter of 2015, a total of 33 global health authority inspections of continuing operations facilities were completed, five of which were conducted by the FDA. All 33 were deemed acceptable or good. Novartis is committed to continue driving for sustainable quality beyond compliance solutions.1

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns will remain a priority in the future. Strong cash flows and a sound capital structure have allowed Novartis to focus on driving innovation, growth and productivity across its diversified healthcare portfolio, while keeping its double-A credit rating as a reflection of financial strength and discipline.

During the first quarter of 2015, 36.1 million treasury shares were delivered as a result of options exercised and share deliveries related to employee participation programs. 7.8 million shares were repurchased on the SIX Swiss Exchange first trading line and from employees. In addition, Novartis repurchased 6.6 million shares on the second trading line in the first quarter of 2015 under the ongoing share buy-back of USD 5.0 billion spread over two years. With these transactions, the total number of shares outstanding increased by 21.7 million in the first quarter of 2015. Novartis aims to offset the dilutive impact from its employee participation programs experienced in the first quarter of 2015 over the remainder of the year.

Also during the first quarter of 2015, Novartis issued three bonds in Swiss francs for a total amount of USD 1.5 billion.

As of March 31, 2015, the net debt stood at USD 17.8 billion compared to USD 6.5 billion at December 31, 2014. The increase of USD 11.3 billion was driven by the outflows from the acquisition of oncology net assets from GSK of USD 16.0 billion, the dividend payment of USD 6.6 billion and share repurchases of USD 1.4 billion. This was partially compensated by the free cash flow of USD 1.2 billion, net divestment proceeds of USD 9.9 billion related to the portfolio transformation transactions, proceeds from options exercised of USD 1.5 billion and other net cash inflow items of USD 0.1 billion.

1 In January and February 2015 there were four health authority inspections of Vaccines and OTC sites, three of which were deemed “acceptable.” One was “not acceptable” (Country Organization inspection from Swiss Health Authority at Novartis OTC Rotkreuz from January 2015).

The long-term credit rating for the company continues to be double-A (Moody’s Aa3; Standard & Poor’s AA-; Fitch AA).

Portfolio transformation update

On March 2, 2015, Novartis announced that it completed a series of transactions with GSK. These transactions were announced in April 2014 as part of the Novartis portfolio transformation to focus the company on three leading businesses, and follow the divestment of its Animal Health Division to Lilly completed on January 1, 2015.

As a result of the transactions with GSK, Novartis recorded preliminary exceptional pre-tax gains of approximately USD 8.7 billion in the first quarter of 2015. This amount was in addition to the USD 4.6 billion exceptional pre-tax gain from the Animal Health divestment. In addition, the GSK transactions resulted in approximately USD 0.5 billion of additional transaction-related expenses.

The divestment of the Novartis influenza business to CSL, the last step in portfolio transformation, is expected to be completed in the second half of 2015, subject to customary closing conditions including regulatory approvals.

2015 Group outlook for continuing operations

Barring unforeseen events

Our outlook for full year 2015 remains unchanged. Group net sales in 2015 are expected to grow mid-single digit (cc), after absorbing the impact of generic competition, which is expected to be as much as USD 2.5 billion compared to USD 2.4 billion in 2014. Group core operating income is expected to grow ahead of sales at a high-single digit rate (cc) in 2015. All these comparisons are versus 2014 continuing operations.

If early April exchange rates prevail for the remainder of the year, the currency impact for the year would be negative 10% on sales and negative 13% on core operating income. This currency impact results from the significant strengthening of the US dollar against most currencies.

Summary Financial Performance

Continuing operations1
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Net sales	11 935	12 767	-7	3
Operating income	2 785	2 815	-1	15
As % of net sales	23.3	22.0
Core operating income	3 651	3 800	-4	9
As % of net sales	30.6	29.8

Pharmaceuticals
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Net sales	7 140	7 807	-9	1
Operating income	2 299	2 221	4	17
As % of net sales	32.2	28.4
Core operating income	2 420	2 539	-5	8
As % of net sales	33.9	32.5

Alcon
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Net sales	2 558	2 642	-3	5
Operating income	353	380	-7	25
As % of net sales	13.8	14.4
Core operating income	894	925	-3	10
As % of net sales	34.9	35.0

Sandoz
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Net sales	2 237	2 318	-3	9
Operating income	279	282	-1	9
As % of net sales	12.5	12.2
Core operating income	406	387	5	17
As % of net sales	18.1	16.7

Corporate continuing
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Operating income/loss	-146	-68	-115	-126
Core operating loss	-69	-51	-35	-33

Discontinued operations2
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Net sales	548	1 255	-56	-50
Operating income	12 622	674	nm	nm
As % of net sales	nm	nm
Core operating loss	-102	-143	29	41
As % of net sales	-18.6	-11.4
nm = not meaningful

Total Group3
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Net sales	12 483	14 022	-11	-1
Operating income	15 407	3 489	nm	nm
As % of net sales	nm	24.9
Core operating income	3 549	3 657	-3	11
As % of net sales	28.4	26.1
nm = not meaningful

1 Continuing operations include the businesses of Pharmaceuticals, Alcon and Sandoz, and starting on March 2 the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK consumer healthcare joint venture (the latter reported as part of income from associated companies). See page 34 of the Condensed Interim Financial Report for full explanation.
2 Novartis remains fully committed to the influenza Vaccines business until it is sold to CSL. This business is reported within discontinued operations.
3 Total Group results include exceptional divestment gains and other operational results of discontinued operations. See page 4.

A condensed interim financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/1913653/683570.pdf

Novartis Q1 2015 Condensed Interim Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements that can be identified by words such as “prospects,” “expected,” “ongoing,” “outlook,” “focus,” “continues,” “launched,” “on track,” “pipeline,” “development,” “launches,” “priorities,” “strategy,” “momentum,” “positive opinions,” “recommended,” “positive opinion,” “will,” “could,” “initiated,” “recommendation,” “trends toward,” “designed,” “priority,” “in the future,” “would,” “committed,” “planned,” “Breakthrough Therapy,” “launch,” “expects,” “potential,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding the potential completion of the announced transaction with CSL, or regarding the potential financial or other impact on Novartis of the transactions with GSK, Lilly or CSL, or regarding any potential strategic benefits, synergies or opportunities as a result of these transactions; or regarding potential future sales or earnings of the Novartis Group or its divisions and associated companies; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the announced transaction with CSL will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transactions with GSK, Lilly or CSL. Neither can there be any guarantee that the Novartis Group or any of its divisions or associated companies will achieve any particular financial results in the future. Nor can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Neither can there be any guarantee that the Novartis Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including an unexpected failure to obtain necessary government approvals for the announced transaction with CSL, or unexpected delays in obtaining such approvals; the potential that the strategic benefits, synergies or opportunities expected from the transactions with GSK, Lilly or CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on the Company of the loss of patent protection and exclusivity on key products which will continue this year; unexpected manufacturing or quality issues; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; uncertainties regarding potential significant breaches of data security or disruptions of the Company’s information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Copaxone® is a registered trademark of Teva Pharmaceutical Industries Ltd. Neupogen® is a registered trademark of Amgen Inc. Stelara® is a registered trademark of Janssen Biotech Inc. Jakafi® is a registered trademark of Incyte Corporation.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2014, the Group achieved net sales of USD 58.0 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 120,000 full-time-equivalent associates and sell products in more than 150 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
June 17-18, 2015                                Novartis investor event in Boston, US
July 21, 2015                                      Second quarter results 2015
October 27, 2015                               Third quarter results 2015